Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Clear Channel Outdoor Holdings, Inc. filed on April 3, 2006 (Reg. No. 333-132950) of our report dated June 9, 2010, relating to the statements of net assets available for benefits as of December 31, 2009 and 2008, the statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedule of assets (held at end of year) as of December 31, 2009, of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in this Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan for the year ended December 31, 2009.

/s/ BKD, LLP

San Antonio, Texas

June 11, 2010